[Rentech Letterhead]
April 15, 2011
VIA EDGAR AND FEDEX
Donald E. Field
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rentech, Inc. Form 10-K for the Fiscal Year Ended September 30, 2010 Filed December 14, 2010 Form 10-K/A for the Fiscal Year Ended September 30, 2010 Filed January 28, 2011 File No. 001-15795
Dear Mr. Field:
Rentech, Inc. (the “Company”) received your letter of April 8, 2011, including your comments on the reports described above. We are supplementally providing to you the Company’s responses to your comments below. For your convenience, each of the Company’s responses to your comments below correspond to the italicized comment that immediately precedes it, which has been reproduced from your letter in the order presented.
FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2010
Item 1. Business, page 4
Research and Development Program, page 6
1.	In future filings, please revise to include here the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities determined in accordance with generally accepted accounting principles. Refer to Item 101(c)(1)(xi) of Regulation S-K.
Response:
In applicable future filings, the Company will include an estimate of the amount spent during each of the preceding three fiscal years on company-sponsored research and development activities determined in accordance with generally accepted accounting principles.

April 15, 2011

Item 1A. Risk Factors, page 17
2.	We note your disclosure in the first paragraph of this section of “[s]et forth below are certain risk factors related to the Company’s business. The risk factors described below may not include all of the risk factors that could affect future results.” All material risks should be discussed in this section. In future filings, please revise this paragraph to clarify that you have discussed all known material risks.
Response:
In applicable future filings, the Company will revise the referenced introductory language to its risk factors section to clarify that it has discussed all known material risks in that section.
FORM 10-K/A FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2010
Peer Group Generation and Comparison Results, page 9
3.	It appears that you benchmark against the companies listed on page 10 as well as the companies from the Radford 2010 Global Technology Survey to determine compensation for your executive officers. If true, please revise your executive compensation disclosure in future filings to clarify that two benchmarking groups exist and to identify the companies in the Radford 2010 Global Technology Survey. Alternatively, please confirm and clarify in future filings that you benchmark only against the companies named on page 10.
Response:
The Company benchmarked its executive compensation against the specific companies identified on page 10 as its peer group (the “Peer Group”). In order to validate those benchmarks, the Company also reviewed data from the Radford 2010 Global Technology Survey in the aggregate, without regard to specific companies. In applicable future filings, the Company will revise its executive compensation disclosure to clarify that the Company only benchmarks against the companies identified in the Peer Group, as may be modified from time to time.
Summary Compensation Table, page 17
4.	In future filings, for awards subject to performance conditions, include a footnote to disclose the value of the award at the grant date assuming that the highest level of performance conditions will be achieved if an amount less than the maximum was included in the table. Refer to Item 402(c)(2)(v) of Regulation S-K and Instruction 3 thereto.

April 15, 2011

Response:
In applicable future filings, for awards subject to performance conditions, the Company will include a footnote to its summary compensation table that discloses the value of the award at the grant date assuming that the highest level of performance conditions will be achieved if an amount less than the maximum was included in the summary compensation table.
Closing
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:
The Company acknowledges the matters referenced in the three bullet-points above.
Please call Colin Morris at (310) 571-9807 if you would like to discuss this letter.

Very truly yours, RENTECH, INC.
By:	/s/ Colin Morris
Colin Morris
Vice President and General Counsel